

growth

Upon completion of the RGS Energy merger we will be one of the most diversified energy providers in the Northeast, serving nearly 3 million customers, with annual revenues of approximately $5 billion and nearly $10 billion in assets.



Fellow Shareholders:

Strong Earnings Reflects Contributions from New Companies

Earnings for the quarter ended March 31, 2001, increased 15 cents per share primarily due to earnings from the mergers we completed last year, higher retail electricity and natural gas deliveries and our share repurchase program. Those increases were partially offset by higher costs of energy and lower retail electricity prices. Due to the seasonal nature of the merged companies' businesses, earnings for 2001 are expected to be stronger in the first and fourth quarters and weaker in the second and third, as compared to last year.

Earnings per share increased 18 cents for the 12 months ended March 31, 2001, excluding non-recurring items in 2000 and 1999 and the extraordinary losses from the early retirement of debt. The increase was primarily due to higher retail electricity and natural gas deliveries, share repurchases, earnings from the merged companies and cost control efforts. Those increases were partially offset by higher costs of energy and lower retail electricity prices.

Financial Highlights (unaudited)

(Thousands, except per share amounts)	3 Months Ended March 31	
	2001	2000
Operating Revenues		
Sales and services	**$1,271,139**	$684,426
Operating income	**$262,528**	$169,327
Income taxes	**$89,578**	$55,085
Net income	**$115,601**	$93,327
Average shares outstanding	**117,386**	112,777
Earnings per share basic and diluted	**$.98**	$ .83
Dividends per share	**$.23**	$.22

Creating a Leading Northeast Energy Company

In February we signed a merger agreement with RGS Energy Group, Inc. RGS Energy is the holding company for Rochester Gas & Electric, which provides electricity and natural gas to over 600,000 customers within a 2,700 square-mile service territory centered around the city of Rochester, NY.

This merger is another important milestone in becoming a super-regional energy delivery and services company. By combining with RGS Energy, we become the premier upstate New York energy utility, while also strengthening our overall presence in the Northeast, adding to our generation portfolio and providing the opportunity for enhanced returns to shareholders.

1
Q

We anticipate that all necessary regulatory approvals will be obtained by the first quarter of 2002. We will continue to keep you informed as this merger progresses.

NYSEG Proposes Freezing Electric Rates

NYSEG, our upstate New York subsidiary, has proposed a seven-year Price Protection Plan for its electric consumers designed to protect them from the significant electric supply price spikes and volatility that is impacting consumers in New York City and across the United States. By assuring long-term, reliable energy supply at stable prices, NYSEG's plan is designed to achieve a sensible transition to a competitive energy marketplace in upstate New York. In addition, by promoting competition through customer choice, NYSEG's plan assures that the people and businesses of upstate New York ultimately receive the benefits intended by deregulation of the electric industry. Implementation of the plan is subject to approval by the Public Service Commission. This plan is part of a comprehensive, six-point energy policy proposed by NYSEG for upstate New York to support an orderly transition to a competitive energy marketplace.

I look forward to updating you on our progress on these and other initiatives as we continue to implement our strategy.

Wes Von Schack

Wesley W. von Schack
Chairman, President and Chief Executive Officer

Energy Deliveries

	3 Months Ended March 31	
	2001	2000
Electric		
Thousands of megawatt hours		
Residential	**2,514**	1,519
Commercial	**1,633**	838
Industrial	**1,616**	812
Other	**441**	392
Total Retail	**6,204**	3,561
Wholesale	**1,662**	1,842
Total	**7,866**	5,403
Natural Gas		
Thousands of dekatherms		
Residential	**26,424**	14,690
Commercial	**10,752**	5,136
Industrial	**1,177**	926
Other	**3,253**	2,087
Transportation of customer-owned gas	**13,890**	11,654
Total Retail	**55,496**	34,493
Wholesale	**3,375**	2,618
Total	**58,871**	37,111

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, Energy East and RGS Energy have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. The joint proxy statement/prospectus was mailed to Energy East and RGS Energy shareholders beginning on April 28, 2001. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.

Shareholder Services: P.O. Box 3200, Ithaca, NY 14852-3200, 1-800-225-5643, 8:00 am - 4:30 pm (Eastern Time)
Transfer Agent for Common and Preferred Stock: ChaseMellon Shareholders Services, P.O. Box 3315, South Hackensack, NJ 07606-1915
Energy East Corporation is an Equal Opportunity Employer

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